VERDANT POWER, INC

A Delaware Corporation

Consolidated Financial Statements

For the Years Then Ended December 31, 2017 and 2016

VERDANT POWER, INC
Consolidated Financial Statements

Table of Contents

For the Years Then Ended December 31, 2017 and 2016



Michael L Markert, CPA
9303 N E 142nd St; Kirkland, WA 98034
425.445.2546 Cell 425.821.6559 Fax
www.MarkertCPA.com

March 15, 2018

Board of Directors
Verdant Power, Inc
694 Main St.
P O Box 282
New York, NY 10044

Board of Directors;

I have compiled the accompanying consolidated financial statements of Verdant Power, Inc., which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, stockholder's equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with the generally accepted accounting principles of the United States.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the generally accepted accounting standards in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants of the United States of America. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

As discussed in Note 11 of the financial statements, Verdant Power Inc. has historically relied on outside sources to fund operations and has incurred significant, recurring losses. Accordingly, substantial doubt is raised about Verdant Power Inc.'s ability to continue as a going concern.

I am not independent with respect to Verdant Power, Inc.

Sincerely,

Michael L Markert

Michael L Markert, CPA

VERDANT POWER, INC
Consolidated balance sheets
(unaudited)

		As of December 31,		
		2017		**2016**
ASSETS				
Current Assets:				
Cash	$	174,313	$	115,512
Accounts receivable		-		779
GST receivable		317		299
Total current assets		174,630		116,590
Property, plant and equipment, net	$	18,782	$	26,465
Other Assets:				
Patents - net		102,793		115,622
Trademark - net		6,548		7,879
Prepaid insurance		7,441		16,557
Total other assets		116,782		140,058
Total Assets	$	310,194	$	283,113
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current Liabilities:				
Accounts payable	$	669,517	$	597,052
Current portion of convertible notes		1,072,402		894,838
Total current liabilities		1,741,919		1,491,890
Convertible notes long term		32,485.00		-
Total liabilities		1,774,404		1,491,890
Commitments and contingents		100,168		100,168
Stockholder's Equity:				
Preferred stock - 5,000,000 shares authorized;				
$.0001 par value; zero share issued and outstanding				
Capital stock - 225,000,000 shares authorized				
$.0001 par value; 137,870,666 and 134,335,666				
issued and outstanding, respectively 2017 and 2016		13,434		13,434
Additional paid in capital		11,432,351		10,762,234
Retained earnings		(12,296,491)		(10,854,417)
Net income (loss)		(883,914)		(1,442,074)
Accumulated other comprehensive income		170,243		211,878
Total stockholder's equity		(1,564,377)		(1,308,945)
Total Liabilities and Stockholder's Equity	$	310,194	$	283,113

VERDANT POWER, INC

Consolidated Statement of Operations

(unaudited)

	As of December 31,	
	2017	**2016**
REVENUE		
Federal and State cost sharing revenue	$ 459,184	$ 219,468
Consulting fees	51,305	266,843
Total Revenue	510,489	486,311
COST OF REVENUE		
Direct project expenses	8,223	41,716
Wages	200,794	189,786
Project management	44,128	57,785
Consulting	277,282	195,468
Total Cost of Revenue	530,427	484,755
Gross margin	(19,938)	1,556
Sales General and Adminstrative Expenses		
Salaries	255,687	287,974
Bad debt	779	21,930
Fringe benefits	34,904	45,239
Management consulting	14,325	63,939
Professional fees-Acctg/Legal	43,868	45,972
Project development	-	28,630
Facilities-rent/phone	15,721	12,767
Office and administrative	33,479	30,251
Insurance	44,132	27,162
Travel and entertainment	43,774	29,628
Stock compensation expense	316,609	647,859
Amortization	14,159	16,533
Depreciation	15,017	19,293
Total sales general and administrative expenses	832,454	1,277,177
Operating Income (loss)	(852,392)	(1,275,621)
Other income (expense)		
Interest Income	4	9
Loss on contingent settlement	-	(100,168)
Interest expense	(31,526)	(66,294)
Total other income (expense)	(31,522)	(166,453)
Total income (loss) before taxes	(883,914)	(1,442,074)
Provision for income taxes	-	-
Net loss	(883,914)	(1,442,074)
Other comprehensive income (loss)		
Foreign exchange translation adjustment	(7,292)	14,172
Comprehensive loss	(891,206)	(1,427,902)
Net loss per comprehensive share, basic & diluted	(0.007)	(0.011)
Weighted average shares outstanding, basic & diluted	136,105,333	128,775,132

SEE ACCOUNTANT'S COMPILATION REPORT AND RELATED FINANCIAL STATEMENTS

VERDANT POWER, INC
Consolidated Statement of Changes in Stockholder's Equity
(unaudited)

For the Years then Ended December 31, 2017 and 2016

	Common Stock					
	Shares	Amount	APIC	Retained Earnings (Deficit)	AOCI	Total Stockholder's Equity
Balance - December 31, 2016	134,335,666	$ 13,434	$ 10,762,242	$ (12,296,491)	$ 211,878	(1,308,937)
Shares Issued - Note Conversions	3,535,000	-	353,500	-	-	353,500
Effect of foreign exchange rates	-	-	-	-	(41,635)	(41,635)
Stock Compensation	-	-	316,609.00	-	-	316,609
Net Loss	-	-	-	(883,914)	-	(883,914)
Balance - December 31, 2017	137,870,666	$ 13,434	$ 11,432,351	$ (13,180,405)	$ 170,243	$ (1,564,377)

SEE ACCOUNTANT'S COMPILATION REPORT AND RELATED FINANCIAL STATEMENTS

VERDANT POWER, INC
Consolidated Statements of Cash Flows
(unaudited)

| | For the year ended December 31, | |
	2017	2016
Net income (loss)	$ (883,914)	$ (1,442,074)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	15,017	19,293
Amortization	14,159	16,533
Bad debt	779	21,930
Stock compensation	316,609	647,859
Changes in operating assets and liabilities:		
Accounts receivable	317	(797)
Prepaid expenses	9,131	(3,491)
Accounts payable and accrued expenses	72,465	94,326
Net cash used by operating activities	(455,438)	(646,421)
Cash flows from investing activities		
Equipment purchases	(7,683)	(26,345)
Net cash used by investing activities	(7,683)	(26,345)
Cash flows from financing activities:		
Proceeds from convertible notes	563,557	384,872
Net cash provided by financing activities	563,557	384,872
Effect of foreign exchange	(41,635)	6,252
Net cash increase (decrease)	58,801	(281,642)
Cash at beginning of period	115,512	397,154
Cash at end of period	$ 174,313	$ 115,512
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ 21,675	$ 13,684
Non-cash investing and financing activities:		
Stock issued for settlement of convertible debt	$ -	$ 1,085,993

VERDANT POWER, INC
Notes to Consolidated Financial Statements
(unaudited)
For the Years Then Ended December 31, 2017 and 2016

1. *Nature of Operations & Summary of Significant Accounting Policies:*

   a. <u>Nature of Operations</u>

   Verdant Power, Inc. (and subsidiaries) ("the Company') was initially founded as a Limited Liability Company, Verdant Power, LLC, on March 20, 2000 and separately incorporated in the State of Delaware on June 28, 2006. Membership interests of the Limited Liability Company were converted to common shares of the Corporation on August 22, 2006. Prior to December 31, 2016, Verdant Power, Inc. was the sole member or 100% owner of Verdant Power, LLC. In turn Verdant Power, LLC was the sole shareholder of Verdant Power International, Inc. a Delaware Corporation, which in turn was the sole owner of Verdant Power Canada, ULC and Verdant Power UK, Ltd. As of December 31, 2016, Verdant Power, LLC discontinued operations and was merged into Verdant Power, Inc. As a result, Verdant Power, Inc. is the sole shareholder in Verdant Power International, Inc.

   Verdant Power, Inc. as is a world leader in the design and application of marine renewable energy solutions. Beginning in 1998, Verdant Power founders built, tested and deployed working prototypes of marine energy systems. Simple and modular in design, Verdant Power systems employ underwater turbines to generate renewable and reliable clean energy from the natural water currents of tides, rivers and manmade channels. The Company's 'Free Flow' (FFS) Kinetic Hydropower System uses three-bladed, horizontal-axis turbines deployed underwater to generate clean renewable energy from tidal and river currents. Through the Company's research and development, patents related to the technology have been developed and recorded in the US Patent Office.

   Verdant Power International, Inc. has wholly-owned subsidiaries in the United Kingdom and Canada and, through the UK entity, a joint-venture in the Republic of Ireland. Intercompany transactions among all entities consist of financing and sharing resources and are eliminated upon consolidation.

   In January, 2012, the Federal Energy Regulatory Commission (FERC) issued a pilot commercial license for the RITE (Roosevelt Island Tidal Energy) project in New York City – the first ever commercial license for tidal power in the United States. Under the license, Verdant Power, Inc. plans to develop up to a 1.05 MW pilot project in the East Channel of

VERDANT POWER, INC
Notes to Consolidated Financial Statements
(unaudited)
For the Years Then Ended December 31, 2017 and 2016

the East River comprised of up to 30 commercial class fifth generation (Gen5) turbines, which would be installed in a staged approach. The pilot license issued to Verdant Power is for 10 years; a five year extension request is pending with the Federal Energy Regulatory Commission (FERC).

In August and September of 2012, the Company successfully deployed its Gen5 rotor at the RITE project site. The FFS System has now been advanced to the next generation (Gen5) and is planned for installation at the RITE site in 2019. Additional projects are in early stage development and pending in Africa, Europe, Asia and Canada.

b. Basis of Presentation
   The Consolidated financial statements of the Company have been prepared using the generally accepted accounting principles (GAAP) of the United States of America and are presented on the accrual basis of accounting. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are considered normal and recurring in nature. The Company's fiscal year-end is December 31st.

   The consolidated financial statements are expressed in US dollars. All inter-company transactions have been eliminated upon consolidation.

c. Use of Estimates
   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Advertising Costs
   The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized no material advertising costs.

VERDANT POWER, INC
Notes to Consolidated Financial Statements
(unaudited)
For the Years Then Ended December 31, 2017 and 2016

e. Research and Development

The Company's research and development costs are expensed as incurred, unless related to the active pursuit of patents or other intellectual property. During the years ended

December 31, 2017 and 2016, the Company recognized $0 and $28,630 in R & D costs, respectively.

f. Accounts Receivable

Trade and other receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of receivables, and assessments of specific identifiable risks of uncollectability. The Company also considers any changes in the financial condition of its customers or other external market factors that could impact the amount the Company expects to receive in the determination of the allowance for doubtful accounts. At December 31, 2017 and 2016, accounts receivable consist of retention from New York State Energy Research and Development Authority (NYSERDA) that relates to 2011-2014 invoices. As a result of the aging of the receivable and other information, an allowance for bad debts was placed on those receivables at December 31, 2017 and 2016 in the amounts of $779 and $21,930.

g. Risks and Uncertainties

The Company's activities since inception have primarily consisted of product and business development and efforts to raise capital. As the Company progresses toward its commencement of full-scale, revenue-producing operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's plans, failing to profitably operate its business, recessions, downtowns, changes in market conditions, governmental policy changes, or other factors beyond the Company's control. Changes in any of these conditions could have an adverse impact on the Company's financial position and results of operations.

h. Revenue and Cost Recognition

The Company recognizes revenue only when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have

VERDANT POWER, INC
Notes to Consolidated Financial Statements
(unaudited)
For the Years Then Ended December 31, 2017 and 2016

been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured.

The Company has had cost sharing contracts, grants and consulting arrangements variously with the U. S. Department of Energy, New York State Energy Research and Development Authority (NYSERDA) and the United States Trade and Development Authority, among others. The contracts provide cost reimbursements of a portion of project expenditures within contract guidelines. Revenue from grants and consulting arrangements is recognized when the above criteria are met. Revenue from cost sharing arrangements is recognized when the reimbursements have been invoiced by the Company and collectability is likely.

i.   Trademarks
Trademarks are initially measured based on their acquisition cost and estimated useful lives. Trademarks are being amortized on a straight-line basis over a period of 5 to 15 years and are stated at cost net of accumulated amortization of $4,310 and $5,284 at December 31, 2017 and 2016, respectively.

j.   Patents
Patents are initially measured based on their fair values and estimated useful lives. Patents are being amortized on a straight-line basis over a period of 10 to 25 years and are stated net of accumulated amortization of $105,031 and $119,403 at December 31, 2017 and 2016, respectively.

k.   Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by the FDIC.

l.   Machinery and Equipment
Machinery and office equipment are stated at cost and depreciation and amortization are provided over the estimated useful lives of the related assets using the straight-line method, between 3-10 years for various asset classes, or the remaining lease term for leasehold improvements. Maintenance and repairs are expensed as incurred, while significant

VERDANT POWER, INC
Notes to Consolidated Financial Statements
(unaudited)
For the Years Then Ended December 31, 2017 and 2016

renewals or betterments are capitalized. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. In the event that the facts and circumstances indicate that the current carrying value is impaired an evaluation of recoverability is performed. There can be no assurances that market conditions or demand for the Company's products and services will not change, which could result in future impairment. No impairment was considered necessary at December 31, 2017 or 2016.

m. Comprehensive Income

The Company has adopted ASC 220, "Comprehensive Income", which establishes standards for reporting and the display of comprehensive income, its components and accumulated balances. Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners or distributions to owners. Among other disclosures, ASC 220 requires that all items that are required to be recognized under the current accounting standards as a component of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income (loss) is displayed in the balance sheet as a component of shareholders' equity.

n. Net Income (Loss) Per Common Share

Basic earnings per unit is computed using the weighted-average number of units outstanding. The dilutive effect of potential units outstanding is included in diluted net earnings per unit, unless the effect would be considered anti-dilutive during periods of loss. As of December 31, 2017 and December 31, 2016, the Company had convertible debt, options and warrants outstanding, convertible into 54,342,590 and 46,732,628 shares of common stock, respectively.

o. Fair Values of Financial Instruments

Financial Accounting Standards Board (FASB) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level

VERDANT POWER, INC
Notes to Consolidated Financial Statements
(unaudited)
For the Years Then Ended December 31, 2017 and 2016

1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

a. Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that reporting entity has the ability to access at the measurement date. Level 1

b. Primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

c. Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets of liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

d. Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

p. Foreign Currency Adjustments

The U. S. dollar is the functional currency of the Company's worldwide continuing operations. All foreign currency asset and liability amounts are re-measured into U. S. dollars at end-of-period exchange rates, except for inventories, prepaid expenses and property, plant, and equipment, which are re-measured at historical rates. Foreign currency income and expenses are re-measured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts re-measured at historical exchange rates. Exchange gains and losses arising from re-measurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur. All foreign currency translations of the Company's subsidiaries are reflected in these financial statements.

q. Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation – Stock Compensation. ASC 718 requires all share-based compensation

VERDANT POWER, INC
Notes to Consolidated Financial Statements
(unaudited)
For the Years Then Ended December 31, 2017 and 2016

payments to be recognized in the financial statements based on the fair value on the issuance date. Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

r. Recent Accounting Pronouncements

In May 2014, the financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09 titled 'Revenue from Contracts with Customers'. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U. S. GAAP when it becomes effective and permits the use of a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

In February 2016, FASB issued ASU 2016-02, "Leases", that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. It will also require disclosures to help investor and other financial statements users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those annual years and early adoption is permitted. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosure, however, currently the Company has no leases.

There have also been a number of ASUs to amend authoritative guidance, including those above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

VERDANT POWER, INC
Notes to Consolidated Financial Statements
(unaudited)
For the Years Then Ended December 31, 2017 and 2016

2. Federal Income Tax,

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statement. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits are not expected to be realized in the immediate future. State, city and franchise taxes are paid to New York State, New York City and the State of Delaware, respectively. Minimum state and local taxes that are not based on the Company's income are expensed and included in G&A costs in the statement of operations, totaling $21,675 and $13,684 in the years ending December 31, 2017 and 2016, respectively. The Company has consolidated U. S. carryforward losses of approximately $4,635,539 with an estimated deferred tax asset of $1,807,860 (valued at the combined 39% Federal and New York tax rates) that have a full valuation in place, resulting in zero balance as of December 31, 2017. The Company's tax years beginning in 2014 are currently open and subject to examination by the IRS or other local or state tax agencies.

3. Foreign Operations

The Company is engaged in the research, development and installation of power systems in North America, Europe, Asia and Africa. During 2015 and 2016, the Company undertook

VERDANT POWER, INC
Notes to Consolidated Financial Statements
(unaudited)
For the Years Then Ended December 31, 2017 and 2016

resource assessment operations in Turkey and Ireland. At the end of 2017, these projects had been completed. No material foreign exchange gain/loss has been recognized in the statement of operations.

4. Funding and Sustainability

In addition to revenue from grants and cost-sharing contracts, the Company operations have been funded through convertible notes.

In the years ended December 31, 2017 and December 31, 2016, new convertible notes totaling $525,000 and $350,000, respectively, were issued. In those years, $350,000 and $1,075,000 in convertible note balances were converted to equity.

Verdant Power, Inc. began a cost-sharing contract in May 2016 with the U.S. Department of Energy (DOE) for a project entitled 'Integrated Development and Comprehensive IO&M Testing at RITE of a KHPS TriFrame Mount'. The project is to be conducted in three phases through February 2020. The total project cost is $7,999,398 with $4,145,035 funding awarded and $3,854,363 (48%) cost share required.

The Company currently manages two cost-sharing contracts with the New York State Energy Research and Development Authority (NYSERDA). Beginning in March 2011, the RITE Demonstration Project has a total project cost of $4,108,000 with $1,300,000 funding awarded and $2,808,000 cost sharing required. The RITE Environmental Assessment Project began in April 2011 and has a total project cost of $729,176, with $429,078 funding awarded and $300,098 cost sharing required.

Verdant Power, Inc. commenced a subcontract with the Pennsylvania State University Applied Research Laboratory (ARL) in April 2016 with a total project cost of $180,125 with $143,023 funding awarded and $37,102 (20%) cost sharing required.

The Company will continue to work under the above contracts and, as is reported in Note 8, additional contracts will support the Company's efforts in 2018. The Company is seeking additional funding through further issuances of convertible notes.

VERDANT POWER, INC
Notes to Consolidated Financial Statements
(unaudited)
For the Years Then Ended December 31, 2017 and 2016

5. Property, Equipment and Intangibles

    Property and equipment was made up of the following:

	December 31,	
	2017	2016
Machinery and equipment	$136,302	$128,800
Leasehold improvements	1,238	1,238
Software	27,775	27,775
Less: Accumulated depreciation	(146,533)	(131,318)
Property and equipment, net	$18,782	$ 26,465

Depreciation expense for the years ended December 31, 2017 and 2016 was $15,017 and $19,294, respectively.

Intangibles were made up of the following:

	December 31,	
	2017	2016
Patents	$215,617	$215,617
Trademarks	14,610	14,610
Less: Accumulated amortization	120,886	(105,540)
Intangibles, net	$109,341	$124,687

Amortization expense for the years ended December 31, 2017 and 2016 was $14,159 and $16,533, respectively.

6. Convertible Notes Payable

    Debt consisted of convertible notes payable as follows:

	December 31	
	2017	2016
Company directors	$ -	$ -
Individuals	1,001,657	755,794
Other entities	103,230	139,044
Total convertible debt outstanding	$1,104,887	$894,838

The Company had 9 outstanding convertible notes payable as of December 31, 2017 and 11 outstanding at December 31, 2016. The terms of the notes range from having interest rates

VERDANT POWER, INC
Notes to Consolidated Financial Statements
(unaudited)
For the Years Then Ended December 31, 2017 and 2016

between 1% and 12% and are convertible into common shares at fixed rates between $0.075 and $0.10 per share. Three of the notes were past due maturity as of December 31, 2017. At year end December 31, 2017, negotiations were under way to refinance all notes (see subsequent events Note 10). Interest expense recognized on the notes totaled $31,526 and $66,294 during the years ended December 31, 2017 and 2016, respectively.

In 2017 and 2016, convertible loans outstanding were converted to equity resulting in additional paid-in-capital of $353,500 and $1,084,907, respectively.

7. Shareholder's Equity
The Company is authorized to issue 225,000,000 shares of common stock at $.0001 par and 5,000,000 shares of preferred stock at $.0001 par. As of December 31, 2017 the Company has not designated any classes of preferred shares. Preferred shares, as currently designated, provide no preferential treatment. As of December 31, 2014, the Company had 120,281,792 shares outstanding.

> During 2016 the Company issued the following:
> > 10,857,500 shares upon conversion of debt valued at $1,086,000
> During 2017 the Company issued the Following:
> > 3,535,000 shares upon conversion of debt valued at $353,500

As of December 31, 2017, the Company had 137,870,666 shares of common stock outstanding, along with 54,342,590 potentially issuable shares upon conversion of outstanding convertible debt, or the exercise of outstanding warrants or options.

8. Related Party Transactions – Warrant Issuances
During the years ended December 31, 2017 and December 31, 2016, the board of directors approved the issuance of warrants in lieu of compensation to purchase 5,973,750 shares and 12,581,250 shares of the Company's common stock for its officers and directors, respectively. Such warrants are exercisable at a price of $0.10 per share, immediately vest upon grant date, and expire at various times through September 2024. During the years ended December 31, 2017 and December 31, 2016, no warrants were exercised by the warrant holders. Warrant issuances were accounted for under the Financial Accounting Standards Board Statement No. 123 using the Black-Scholes option-pricing model, which resulted in the recognition of $316,609

VERDANT POWER, INC
Notes to Consolidated Financial Statements
(unaudited)
For the Years Then Ended December 31, 2017 and 2016

and $647,859 in compensation cost during the years ended December 31, 2017 and December 31, 2016, respectively.

A summary of warrant activity for 2017 and 2016 is as follows:

	Number of Warrants	Weighted-Average Exercise Price	Warrants Exercisable	Weighted-Average Exercise Price
Outstanding, December 31, 2015	22,952,880	.11	22,952,880	.11
Granted	12,581,250	.10		
Exercised	(0)	0		
Outstanding, December 31, 2016	35,534,130	.11	35,534,130	.11
Granted	5,973,750	.10	5,973,750	
Exercised	(0)	0		
Outstanding, December 31, 2017	41,507,880	.11	41,507,880	.11

9. Commitments and Contingencies

    Legal Matters

    The Company may, from time to time, incur legal expenses related to defense of intellectual property or other claims or complaints during the normal course of business. As of December 31, 2017 and 2016, the Company is not aware of any ongoing litigation or legal actions against the Company or its stockholders.

    Contingencies

    During November 2017, the Company received a request for reimbursement from the US Trade and Development Agency (USTDA) in the amount of $100,168 related to revenue received by the Company in prior periods. The Company has recorded a current period liability and contingent loss in the same amount. See further details in Note 10 below.

10. Subsequent Events

    Contractual

    In May of 2017, Verdant Power, Inc. successfully completed the Budget Period (BP) I of its contract with the U.S. Department of Energy (DOE) Water Power Technologies Office for a project entitled 'Integrated Development and Comprehensive IO&M Testing at RITE of a KHPS

VERDANT POWER, INC
Notes to Consolidated Financial Statements
(unaudited)
For the Years Then Ended December 31, 2017 and 2016

TriFrame Mount'. Verdant Power, Inc. was selected for project continuation in a contractor down-select process. The DOE program is $3,750,000 for completion of BPs 2 and 3 beginning C

In May 2017, Verdant Power, Inc. successfully completed the Budget Period (BP) 1 of its contract with the U S. Department of Energy (DOE) Water Power Technologies Office for a project entitled "Integrated Development and Comprehensive IO&M Testing at RITE of a KHPS TriFrame Mount".

Verdant Power, Inc. was selected for project continuation in a contractor down-select process. The DOE program is $3,746,818 for completion of BPs 2 and 3, beginning in July 2017 through early 2020.

Additional ongoing government projects are the following:
- New York State Energy Research and Development Authority (NYSERDA) RITE Demonstration project - $900,000 through 2019
- NYSERDA RITE Environmental Assessment Project - $123,184 through 2019
- Pennsylvania State University Applied Research laboratory (ARL) subcontract to support development of a state-of-the-art one-piece rotor for the Verdant Power, Inc. KHPS, - $23,729 through January 31, 2018

Investment and Equity
Additional 365-day convertible note advances of $150,000 and $250,000 were granted to the Company by its lead investor on January 16, 2018 and February 26, 2018, respectively.

Convertible Note Payable
Subsequent to December 31, 2017, all notes were refinanced with maturity dates ranging from September 30, 2018 to December 31, 2021. Interest rates post-refinancing range from 3.5% to 8.0%.

Contingencies
The Company has received notice from the US Trade and Development Agency (USTDA) in November 2017 requesting repayment of $100,168 of shared costs that had previously been received and recognized by the Company in prior periods. The Company also has outstanding invoices to the USTDA in the amount of $102,000, which have not been recognized in these

VERDANT POWER, INC
Notes to Consolidated Financial Statements
(unaudited)
For the Years Then Ended December 31, 2017 and 2016

financial statements due to the negotiations related to the repayment request, and because the criteria for revenue recognition had not been met during the years under review. Although the Company believes a favorable settlement is possible, a contingent settlement loss was recognized in the year ending December 31, 2016 and a related liability in the amount of $100,168 has been recognized as of December 31, 2017 and December 31, 2016, respectively.

Reverse Stock Split and Authorized Share Adjustment
Effective February 27th, 2018, the Company effected a 20:1 reverse stock split of its common shares. Additionally it reduced authorized shares to 22,500,000 representing 17,500,000 common shares and 5,000,000 preferred shares.

11. Going Concern
The accompanying financial statements have been prepared assuming Verdant Power, Inc. will continue as a going concern. As a development stage entity, the Company has experienced substantial, recurring losses from operations. As presented in Note 4, the majority of cash has been funded through grants and convertible notes. Absent further success in continuing to secure grants and raise cash and/or equity investments, there is substantial doubt about its ability to continue as a going concern for the next 12 months. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable

terms to the Company, and the inability to do so would require a reduction in the scope of planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the company be unable to continue as a going concern.